(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 0-21203 CUSIP Number: 253675 20 1

For Period Ended: June 30, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Diedrich Coffee, Inc.

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Full Name of Registrant

28 Executive Park, Suite 200

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Address of Principal Executive Office (Street and Number)

Irvine, California 92614

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City, State and Zip Code

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

PART III. NARRATIVE

We are unable to file our Annual Report on Form 10-K within the prescribed time period because our management had been analyzing adjustments to our quarterly results for our fiscal year 2004, which adjustments do not have any net impact on our full fiscal year results. Because our analysis of the adjustments and the related disclosures were not timely completed, our independent auditor was not able to provide us with its report on our financial statements. We could not timely complete our analysis and the related disclosures prior to the prescribed time period for filing our Form 10-K without unreasonable effort or expense.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Martin A. Lynch ____________________________________ (Name)	(949) _____________________ (Area Code)	260-1600 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* We do not expect the financial statements originally filed with our Annual Report on Form 10-K for our fiscal year ended June 30, 2004, which was filed on September 28, 2004, to change in a material manner.

Diedrich Coffee, Inc.

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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2004	By:	/s/ Martin A. Lynch
Martin A. Lynch
Executive Vice President and
Chief Financial Officer

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